EXHIBIT 99.1

ASSUMPTIONS AND LIMITING CONDITIONS

1.                                       Unless otherwise specifically noted in the body of the report, it is assumed that title to the property or properties appraised is clear and marketable and that there are no recorded or unrecorded matters or exceptions to title that would adversely affect marketability or value.  CBRE is not aware of any title defects nor has it been advised of any unless such is specifically noted in the report.  CBRE, however, has not examined title and makes no representations relative to the condition thereof.  Documents dealing with liens, encumbrances, easements, deed restrictions, clouds and other conditions that may affect the quality of title have not been reviewed.  Insurance against financial loss resulting in claims that may arise out of defects in the subject property’s title should be sought from a qualified title company that issues or insures title to real property.

2.                                       Unless otherwise specifically noted in the body of this report, it is assumed: that the existing improvements on the property or properties being appraised are structurally sound, seismically safe and code conforming; that all building systems (mechanical/electrical, HVAC, elevator, plumbing, etc.) are in good working order with no major deferred maintenance or repair required; that the roof and exterior are in good condition and free from intrusion by the elements; that the property or properties have been engineered in such a manner that the improvements, as currently constituted, conform to all applicable local, state, and federal building codes and ordinances.   CBRE professionals are not engineers and are not competent to judge matters of an engineering nature.  CBRE has not retained independent structural, mechanical, electrical, or civil engineers in connection with this report and, therefore, makes no representations relative to the condition of improvements.  Unless otherwise specifically noted in the body of the report: no problems were brought to the attention of CBRE by ownership or management; CBRE inspected less than 100% of the entire interior and exterior portions of the improvements; and CBRE was not furnished any engineering studies by the owners or by the party requesting this report.   If questions in these areas are critical to the decision process of the reader, the advice of competent engineering consultants should be obtained and relied upon.  It is specifically assumed that any knowledgeable and prudent purchaser would, as a precondition to closing a sale, obtain a satisfactory engineering report relative to the structural integrity of the property and the integrity of building systems.  Structural problems and/or building system problems may not be visually detectable.  If engineering consultants retained should report negative factors of a material nature, or if such are later discovered, relative to the condition of improvements, such information could have a substantial negative impact on the conclusions reported in this report.  Accordingly, if negative findings ore reported by engineering consultants, CBRE reserves the right to amend the report conclusions reported herein.

3.                                       Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property was not observed by the analysts.  CBRE has no knowledge of the existence of such materials on or in the property.  CBRE, however, is not qualified to detect such substances.  The presence of substances such as asbestos, urea formaldehyde foam insulation, contaminated groundwater or other potentially hazardous materials may affect the value of the property.  The value estimate is predicated on the assumption that there is no such material on or in the property that would cause a loss in value.  No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them.  The client is urged to retain an expert in this field, if desired.

We have inspected, as thoroughly as possible by observation, the land; however, it was impossible to personally inspect conditions beneath the soil.  Therefore, no representation is made as to these matters unless specifically considered in the report.

4.                                       All furnishings, equipment and business operations, except as specifically stated and typically considered as part of real property, have been disregarded with only real property being considered in the report unless otherwise stated.  Any existing or proposed improvements, on or off-site, as well as any alterations or repairs considered, are assumed to be completed in a workmanlike manner according to standard practices based upon the information submitted to CBRE This report may be subject to amendment upon re-inspection of the subject property subsequent to repairs, modifications, alterations and completed new construction.  Any estimate of Market Value is as of the date indicated; based upon the information, conditions and projected levels of operation.

5.                                       It is assumed that all factual data furnished by the client, property owner, owner’s representative, or persons designated by the client or owner to supply said data are accurate and correct unless otherwise specifically noted in the report.  Unless otherwise specifically noted in the report, CBRE has no reason to believe that any of the data furnished contain any material error.  Information and data referred to in this paragraph include, without being limited to, numerical street addresses, lot and block numbers, Assessor’s Parcel Numbers, land dimensions, square footage area of the land, dimensions of the improvements, gross building areas, net rentable areas, usable areas, unit count, room count, rent schedules, income data, historical operating expenses, budgets, and related data.  Any material error in any of the above data could have a substantial impact on the conclusions reported.  Thus, CBRE reserves the right to amend conclusions reported if made aware of any such error.  Accordingly, the client-addressee should carefully review all assumptions, data, relevant calculations, and conclusions within 30 days after the date of delivery of this report and should immediately notify CBRE of any questions or errors.

6.                                       The date of value to which any of the conclusions and opinions expressed in this report apply, is set forth in the Letter of Transmittal.  Further, that the dollar amount of any value opinion herein rendered is based upon the purchasing power of the American Dollar on that date.  This report is based on market conditions existing as of the date of this report.  Under the terms of the engagement, we will have no obligation to revise this report to reflect events or conditions which occur subsequent to the date of the report. However, CBRE will be available to discuss the necessity for revision resulting from changes in economic or market factors affecting the subject.

7.                                       CBRE assumes no private deed restrictions, limiting the use of the subject properly in any way.

8.                                       Unless otherwise noted in the body of the report, it is assumed that there are no mineral deposit or subsurface rights of value involved in this report, whether they be gas, liquid, or solid.  Nor are the rights associated with extraction or exploration of such elements considered unless otherwise stated in this report.  Unless otherwise stated it is also assumed that there are no air or development rights of value that may be transferred.

9.                                       CBRE is not aware of any contemplated public initiatives, governmental development controls, or rent controls that would significantly affect the value of the subject.

10.                                 The estimate of Market Value, which may be defined within the body of this report, is subject to change with market fluctuations over time.  Market value is highly related to exposure, time promotion effort, terms, motivation, and conclusions surrounding the offering.  The value estimate(s) consider the productivity and relative attractiveness of the property, both physically and economically, on the open market.

11.                                 Any cash flows included in the analysis are forecasts of estimated future operating characteristics are predicated on the information and assumptions contained within the report.  Any projections of income, expenses and economic conditions utilized in this report are not predictions of the future.  Rather, they are estimates of current market expectations of future income and expenses.  The achievement of the financial projections will be affected by fluctuating economic conditions and is dependent upon other future occurrences that cannot be assured.  Actual results may vary from the projections considered herein.  CBRE does not warrant these forecasts will occur. Projections may be affected by circumstances beyond the current realm of knowledge or control of CBRE.

12.                                 Unless specifically set forth in the body of the report, nothing contained herein shall be construed to represent any direct or indirect recommendation of CBRE to buy, sell, or hold the properties at the value stated.  Such decisions involve substantial investment strategy questions and must be specifically addressed in consultation form.

13.                                 Also, unless otherwise noted in the body of this report, it is assumed that no changes in the present zoning ordinances or regulations governing use, density, or shape are being considered.  The property is appraised assuming that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, nor national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimates contained in this report is based, unless otherwise stated.

14.                                 This study may not be duplicated in whole or in part without the specific written consent of CBRE nor may this report or copies hereof be transmitted to third parties without said consent, which consent CBRE reserves the right to deny.  Exempt from this restriction is duplication for the internal use of the client addressee and/or transmission to attorneys, accountants, or advisors of the client-addressee.  Also exempt from this restriction is transmission of the report to any court, governmental authority, or regulatory agency having jurisdiction over the party/parties for whom this report was prepared, provided that this report and/or its contents shall not be published, in whole or in part, in any public document without the express written consent of CBRE which consent CBRE reserves the right to deny.  Finally, this report shall not be advertised to the public or otherwise used to induce a third party to purchase the property or to make a “sale” or “offer for sale” of any “security”, as such terms are defined and used in the Securities Act of 1933, as amended.  Any third party, not covered by the exemptions herein, who may possess this report, is advised that they should rely an their own independently secured advice for any decision in connection with this property.  CBRE shall have no accountability or responsibility to any such third party.

15.                                 Any value estimate provided in the report applies to the entire property, and any pro ration or division of the title into fractional interests will invalidate the value estimate, unless such pro ration or division of interests has been set forth in the report.

16.                                 The distribution of the total valuation in this report between land and improvements applies only under the existing program of utilization.  Component values for land and/or buildings are not intended to be used in conjunction with any other property or report and are invalid if so used.

17.                                 The maps, plats, sketches, graphs, photographs and exhibits included in this report are for illustration purposes only and are to be utilized only to assist in visualizing matters discussed within this report.  Except as specifically stated, data relative to size or area of the subject and comparable properties has been obtained from sources deemed accurate and reliable.  None of the exhibits are to be removed, reproduced, or used apart from this report.

18.                                 No opinion is intended to be expressed on matters which may require legal expertise or specialized investigation or knowledge beyond that customarily employed by real estate analysts.  Values and opinions expressed presume that environmental and other governmental restrictions/conditions by applicable agencies have been met, including but not limited to seismic hazards, flight patterns, decibel levels/noise envelopes, fire hazards, hillside ordinances, density, allowable uses, building codes, permits, licenses, etc.  No survey, engineering study or architectural analysis has been made known to CBRE unless otherwise stated within the body of this report.  If the Consultant has not been supplied with a termite inspection, survey or occupancy permit, no responsibility or representation is assumed or made for any costs associated with obtaining some or for any deficiencies discovered before or after they are obtained.  No representation or warranty is made concerning obtaining these items.  CBRE assumes no responsibility for any costs or consequences arising due to the need, or the lack of need, for flood hazard insurance.  An agent for the Federal Flood Insurance Program should be contacted to determine the actual need for Flood Hazard Insurance.

19.                                 Acceptance and/or use of this report constitutes full acceptance of the Contingent and Limiting Conditions and special assumptions set forth in this report.  It is the responsibility of the Client, or client’s designees, to read in full, comprehend and thus become aware of the aforementioned contingencies and limiting conditions.  Neither the Analyst nor CBRE assumes responsibility for any situation arising out of the Client’s failure to become familiar with and understand the same.  The Client is advised to retain experts in areas that fall outside the scope of the real estate consulting profession if so desired.

20.                                 CBRE assumes that the subject property analyzed herein will be under prudent and competent management and ownership; neither inefficient or super-efficient.

21.                                 It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined and considered in the report.

22.                                 No survey of the boundaries of the property was undertaken.  All areas and dimensions furnished are presumed to be correct.  It is further assumed that no encroachments to the realty exist.

23.                                 The Americans with Disabilities Act (ADA) became effective January 26, 1992.  Notwithstanding any discussion of possible readily achievable barrier removal construction items in this report, CBRE has not made a specific compliance survey and analysis of this property to determine whether it is in conformance with the various detailed requirements of the ADA.  It is possible that a compliance survey of the property together with a detailed analysis of the requirements of the ADA could reveal that the property is not in compliance with one or more of the requirements of the ADA, If so, this fact could have a negative effect on the value estimated herein.  Since CBRE has no specific information relating to this issue, nor is CBRE qualified to make such an assessment, the effect of any possible non-compliance with the requirements of the ADA was not considered in estimating the value of the subject property.

24.                                 Client shall not indemnify Analyst or hold Analyst harmless unless and only to the extent that the Client misrepresents, distorts, or provides incomplete or inaccurate report results to others, which acts of the Client proximately result in damage to Analyst.  The Client shall indemnify and hold Analyst harmless from any claims, expenses, judgments or other items or costs arising as a result of the Client’s failure or the failure of any of the Client’s agents to provide a complete copy of the report to any third party.  In the event of any litigation between the parties, the prevailing party to such litigation shall be entitled to recover from the other reasonable attorney fees and costs.

25.                                 As part of the client’s requested scope of work, an estimate of insurable value is provided herein.  CBRE has followed traditional report standards to develop a reasonable calculation based upon industry practices and industry accepted publications such as the Marshal Valuation Service handbook.  The methodology employed is a derivation of the cost approach which is primarily used as an academic exercise to help support the market value estimate and therefore is not reliable for Insurable Value estimates, Actual construction costs and related estimates can vary greatly from this estimate.

This analysis should not be relied upon to determine proper insurance coverage which can only be properly estimated by consultants considered experts in cost estimation and insurance underwriting.  It is provided to aid the client/reader/user as part of their overall decision making process and no representations or warranties are mode by CBRE regarding the accuracy of this estimate and it is strongly recommend that other sources be utilized to develop any estimate of insurable value.